April 13, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Global Bridge Capital, Inc.

Form S-1/A

Filed March 17, 2017

File No. 333-215528

To the men and women of the SEC:

On behalf of Global Bridge Capital, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated April 3, 2017 addressed to Mr. Tan Yu Chai, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on March 17, 2017.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Prospectus

1. We note your deletion in response to prior comment 2. Please provide the disclosure required by Regulation S-K Item 502(b).

Company Response:

We have added the required disclosure. It is the last paragraph on the page with the table of contents.

Risk Factors, page 5

2. We note the deletion of your disclosure regarding your shell company status in your prospectus and your response letter addressing your conclusions regarding that status. Please clearly explain the risk to investors if the Commission or a court were to disagree with your conclusions.

Company Response:

We have added the following risk factor to page 5:

We do not believe we are a shell company, however, there exists the possibility that the Commission or a court may disagree with our conclusion.

Due to the level of our operations we do not believe that we are a shell company. Should the Commission or a court disagree with our conclusion the Company may be deemed to be a shell.

Rule 405 of the Securities Act defines the term “shell company” as a registrant, other than an asset-backed issuer, that has:

(1)  No or nominal operations; and

(2)  Either:

(i)    No or nominal assets;

(ii)   Assets consisting solely of cash and cash equivalents; or

(iii)  Assets consisting of any amount of cash and cash equivalents and nominal other assets.

For purposes of this definition, the determination of a registrant’s assets (including cash and cash equivalents) is based solely on the amount of assets that would be reflected on the registrant’s balance sheet prepared in accordance with generally accepted accounting principles on the date of that determination. The Company believes it currently has more than nominal operations and is, therefore, not a shell company as defined under Rule 405.

Should the Commission or a court disagree with our conclusion that the Company’s is not a shell it would result in the following consequences:

-The Company would be ineligible to file a registration of securities using Form S-8; and

-Rule 144 would be unavailable for transfers of our securities until we have ceased to be a shell company, were subject to the reporting requirements of the Exchange Act; or filed Exchange Reports for 12 months and a minimum of one year has elapsed since the filing of Form 10 information on Form 8-K changing our status from a shell company to a non-shell company.

3. Please expand your response to prior comment 5 to include your analysis of whether you would be an Investment Company as defined by the Investment Company Act of 1940 if you were to acquire Global Bridge PLT as mentioned on page 15. Please include in your response an analysis of your assets and income after taxes if you were to have completed the acquisition as of a recent date.

Company Response:

After discussion Tan Yu Chai and Goh Hock Seng have decided that, at this time, there are no longer any plans to possibly acquire Global Bridge PLT. Any statements regarding the potential acquisition of Global Bridge PLT have been removed.

4. Please add a risk factor to address clearly the risk to investors of the eliminated shareholder rights mentioned in your response to prior comment 7.

Company Response:

We have added the following risk factor to page 8:

Our shareholders, unless they attain majority control of the Company, may not amend the Company’s bylaws.

Our board of directors may amend our bylaws at their discretion. In the event that a shareholder does not agree with, or approve of, our bylaws, there is no given recourse for them to amend said bylaws unless they acquire majority share ownership in the Company.

5. Please disclose the potential effect on any market price for your stock if a substantial number of your outstanding shares are sold into that market.

Company Response:

We have added the following risk factor to page 10:

In the event that a substantial number of our outstanding shares are sold into the open market there may be a potential dilutive effect on our current shareholders. This may cause a decrease in the market price of our stock because there will be more shares issued and outstanding.

 In the event that a substantial number of our outstanding shares are sold into the open market it may have a dilutive effect on our current shareholders. It may also result in a decrease in the price of our common stock since there will be more shares of common stock issued and outstanding.

We may issue shares of preferred stock, page 10

6. We note your response to prior comment 8. If you have not determined the rights of your preferred stock yet, please tell us the basis for your statements in the first sentence of the second paragraph of this risk factor.

Company Response:

The voting power of our preferred stock has not been determined while other elements of the rights of our preferred stock have been determined. We have clarified this information in the risk factor on page 10.

Description of Business, page 15

7. We note your response to prior comment 9. Please provide the disclosure required by Item 101(h)(4)(viii) and (ix) of Regulation S-K for your current business and the business that you disclose you are planning.

Company Response:

We have added the following to page 16:

Licenses; Government Regulations

Our current business activities are constrained to simply consulting for our clients. Our consultation is not legal advice, nor do we offer it, and we do not believe that at present we are required to obtain any licenses or approvals in order to offer our consultation services.

However, in the future we intend to acquire and or operate a broker/dealer in the USA. In the event that our company makes such an acquisition and or commences broker/dealer activities then we would need to register with the SEC, FINRA, and we may need to register with the states in which we will commence such activities. As these acquisition/activities have not been determined at present, the specific states cannot be identified at this time. We must also become a member of the Securities Investor Protection Corporation, or “SIPC” if we are to operate a broker/dealer. Acquiring licenses through FINRA may require us and our staff to submit to background checks, and for our staff to complete exams which may include, but not strictly be limited to, FINRA Series 6, FINRA Series 7, NASAA Series 65 and NASAA Series 66. Additionally, our employees may need to register separately with any self-regulatory organizations to which we are a part of, in this case FINRA. No acquisitions are planned specifically at this time nor do we have any planned actions to act as a broker dealer at this time, but in the event that we do make certain acquisitions or plan to carry out such broker/dealer activities, then we anticipate having to acquire the licenses/approvals stated above and may have to acquire additional, as of yet unidentified, licenses depending on the nature of our future acquisitions and business practices.

Business Information, page 15

8. We note your response to prior comment 12. Please revise your disclosure to clarify how the business of Global Bridge PLT differs from the business of the registrant. Also, if Global Bridge PLT provides financing through its own funds or otherwise, please clarify your disclosure accordingly.

Company Response:

Please see our response to comment 3.

Employees, page 16

9. Please reconcile your disclosure in this section regarding the time officers devote to your business with the information in your response letter regarding whether you are a shell company.

Company Response:

We have amended the statement on page 16 to read:

“Currently, all of our employees, Officers and Directors all have the flexibility to work on our business up to 40 hours per week, but are prepared to devote more time if necessary.”

Plan of Distribution, page 19

10. We note your revision in response to prior comment 19 indicating that you may change the fixed price “after this offering has been closed.” However, exhibit 99.1 suggests that you will close a sale upon the receipt of a subscription agreement and funds for that subscription while you are continuing to offer the balance of the shares registered for sale. Therefore, it remains unclear when you plan to change the fixed price. Please revise your disclosure to remove any implication that the price for the shares you sell in this offering could vary.

Company Response:

We have added the following language to our subscription agreement:

“The price of all the shares to be sold pursuant to our S-1 Registration Statement will be sold at a fixed price of $0.30 per share for the duration of the offering.”

Description of Securities, page 20

11. Please provide the disclosure required by Regulation S-K Item 201(a)(2)(ii).

Company Response:

We have added the following to page 20: “Pursuant to this offering our shareholders are not offering any shares of our common stock for resale.”

Directors and Executive Officers and Corporate Governance, page 22

12. We note your response to prior comment 21. Please tell us whether Mr. Phang is associated with the entity mentioned in the second paragraph under the table in this section.

Company Response:

Mr. Phang was an external, independent consultant for www.capital.com.my. He was not an employee, nor does he/did he have any shares/stake in the Company.

Certain Relationships and Related Transactions, page 25

13. Please update the disclosure in this section. We note for example the information on page F-14.

Company Response:

We have updated the disclosure on page 25 accordingly.

Exhibit 5.1

14. We note your response to prior comment 23. It appears from your response that the second sentence of the paragraph following clause iv is referring to assumed legal conclusions. The opinion that you file to satisfy your obligation under Regulation S-K Item 601(b)(5) should not assume conclusions of law that are a necessary requirement of the ultimate legality opinion. Please file a revised opinion. Exhibit 99.1

Company Response:

We have had counsel provide a revised opinion letter to address the above comment. It is attached herein as exhibit 5.1.

Exhibit 99.1

15. We note your response to prior comment 24; however, the language from the subscription agreement addressed by that comment appears under the caption “Representations of the Subscriber.” It continues to appear that you are requiring the subscriber to represent to you where you have made available the prospectus and when the registration statement became effective as well requiring the subscriber to provide you a representation regarding the clarity of your prospectus. It remains unclear why such representations are appropriate and consistent with the Securities Act. Please advise or revise.

Company Response:

We have changed the title of the section, “Representations of Subscriber” to “Acknowledgements of Subscriber.”

Additionally, we have also revised the language immediately after the section’s title to state,  “By executing this Agreement, the Subscriber acknowledges the following:”

We have also removed the following language: “In this prospectus it makes clear the terms and conditions of the offering of Common Stock and the risks associated therewith are described.”

We understand that the Act states, “Any condition, stipulation, or provision binding any person acquiring any security to waive compliance with any provision of this title or of the rules and regulations of the Commission shall be void.”

Our intent is not in any way to strip a potential subscriber of any rights, such as above, but rather to have them acknowledge facts, that are true, such as the fact that we have provided them the necessary disclosures. We also wish to make it clear that this subscription agreement, in the agreement itself, correlates to the registration statement. We do not want any shareholder, for example, to claim in the future that we didn’t provide them particular disclosure documents when in fact we did. While we do not believe our statements of acknowledgement infringe or negate the rights of our shareholders, if there is a particular way, or particular language, that we could add or amend, in the opinion of the commission, to make this clear, then we would certainly do so. Please advise.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: April 13, 2017

/s/ Tan Yu Chai

Tan Yu Chai

Chief Executive Officer